Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – April 25, 2013
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2013 FIRST QUARTER FINANCIAL RESULTS AND 2013 SECOND QUARTER DIVIDEND

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) ("Precision" or the "Corporation") has declared a second quarter dividend on its common shares of $0.05 per share, payable on May 15, 2013, to shareholders of record on May 6, 2013.  For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as "eligible dividends", unless otherwise indicated by Precision.

Net earnings this quarter were $93 million or $0.33 per diluted share compared to $111 million or $0.39 per diluted share in the first quarter of 2012.

Revenue this quarter was $596 million, or 7% lower than the first quarter of 2012, mainly due to lower North American activity partially offset by higher average dayrates and increased international activity.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization ("adjusted EBITDA") this quarter was $215 million or 12% lower than the first quarter of 2012.  Our adjusted EBITDA margin was 36% this quarter, compared to 38% in the first quarter of 2012.  The decrease in adjusted EBITDA margin was mainly the result of lower activity levels across most North American business lines partially offset by higher dayrates.  Our activity in this quarter, as measured by drilling rig utilization days, decreased 10% in Canada and 23% in the United States compared to the first quarter of 2012.

North American drilling activity was down this quarter versus the prior year quarter as a result of continuing low natural gas prices, oil transportation bottlenecks resulting in regional oil price discounts, and general global economic uncertainty persisting for much of the quarter.

Revenue and adjusted EBITDA for the quarter were higher than the fourth quarter 2012 revenue and adjusted EBITDA of $534 million and $177 million, respectively, primarily as a result of increased activity levels in Canada along with higher dayrates and margins in Canada.

"I am pleased with Precision’s strong financial performance during the first quarter despite subdued North American industry activity levels that continue to disappoint many in the industry.  Our success is a direct result of the investment in upwards of 70 Tier 1 rigs over the past few years", said Kevin Neveu, President and Chief Executive Officer of Precision Drilling.

"Precision’s Canadian drilling operations earned margins almost $1,000 above the prior year while Canadian industry drilling days were down approximately 10 percent.  Our combination of a large Tier 1 fleet, excellent service and diligent cost management continues to produce value for customers and shareholders."

"The plummet in gas directed drilling activity in the United States which began in late 2011 and continued through the first quarter of this year has put pressure on industry utilization and dayrates.  Precision’s drilling activity was down 23% during the quarter while dayrates remained stable, reflecting the higher percentage of Super Series rigs active during the quarter.  We remain focused on executing our High Performance, High Value strategy and less fixated on short-term changes in utilization.  We believe our strategy creates the greatest opportunities for our rigs over the long-term and this is especially true in today's performance-driven market."

"Our Completion and Production Services segment faced similar market activity challenges in Canada with industry well service and completion activity ramping up slower than drilling in the quarter.  Offsetting the decline in Canadian activity, our U.S. C&P group generated activity levels almost six times the prior year quarter.  With a focus on the Northern U.S. markets, we have started to generate healthy utilization levels in coil tubing, well servicing, snubbing and rentals.  Although early on in this expansion, we believe this geographic segment will continue to provide growth for Precision as our High Performance capabilities combined with our cold weather experience offers a unique value proposition for our customers."

"Of note in the first quarter, our international business produced almost four times the operating days compared to the first quarter last year.  Eight rigs operated continuously during the quarter and we are on track to increase the rig count by five rigs over the next twelve months.  Our announced international deployments are going well and we are clearly benefiting from the lessons learned during our 2012 Saudi Arabia start up."

"While customer spending has been restrained during the first quarter, continued strength in commodity prices should lead to improving activity as the year continues. We believe in the long-term positive fundamentals of the North American unconventional oil and gas market. Oil development presents compelling economics that will improve as transportation differentials get resolved.  And with natural gas, we are encouraged that the North American market is moving closer to a balanced state, yet an increase in drilling activity may still be some time away.   In Canada, we believe political willpower and large capital investments will eventually lead to LNG exports.  It is possible that new build rigs will be added to the Canadian fleet later this year as the ramp-up for LNG exports will likely need to begin soon."

"With today’s dividend announcement, Precision has announced over $40 million in dividend payments to shareholders in the past five months," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights
	Three months ended March 31,
(thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	595,720	640,066	(6.9)
Adjusted EBITDA(1)	215,181	245,574	(12.4)
Adjusted EBITDA % of revenue	36.1%	38.4%
Net earnings	93,313	111,081	(16.0)
Cash provided by operations	62,948	162,440	(61.2)
Funds provided by operations(1)	144,682	247,739	(41.6)
Capital spending:
Expansion	76,515	136,472	(43.9)
Upgrade	37,541	54,259	(30.8)
Maintenance and infrastructure	16,549	30,952	(46.5)
Proceeds on sale	(2,538)	(5,079)	(50.0)
Net capital spending	128,067	216,604	(40.9)

Net earnings per share ($):
Basic	0.34	0.40	(15.0)
Diluted	0.33	0.39	(15.4)
Dividend paid per share ($)	0.05	-	n/m
(1)	Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.
n/m – calculation not meaningful

Operating Highlights
	Three months ended March 31,
	2013	2012	% Change
Contract drilling rig fleet	322	344	(6.4)
Drilling rig utilization days:
Canada	11,101	12,369	(10.3)
United States	7,278	9,451	(23.0)
International	719	185	288.6
Service rig fleet	217	210	3.3
Service rig operating hours	89,392	94,042	(4.9)

Financial Position
( thousands of Canadian dollars, except ratio)	March 31, 2013	December 31, 2012
Working capital	317,080	278,021
Long-term debt(1)	1,241,154	1,218,796
Total long-term financial liabilities	1,267,875	1,245,290
Total assets	4,378,670	4,300,263
Long-term debt to long-term debt plus equity ratio(1)	0.35	0.36
(1)	Net of unamortized debt issue costs.

Revenue in the first quarter of this year was $44 million lower than the first quarter in 2012 mainly due to a decrease in activity days in both Canada and the United States, partially offset by higher dayrates in both markets and increased international activity.  Compared to the first quarter of 2012, revenue from our Contract Drilling Services and Completion and Production Services segments were both down 7%.

Adjusted EBITDA margin (adjusted EBITDA as a percentage of revenue) was 36% this quarter, compared to 38% in the first quarter of 2012.  The 36% adjusted EBIDTA margin was a result of higher dayrates from the new build and upgraded Tier 1 rigs that we have deployed over the past few years offset by the impact of lower utilization on fixed costs.  Our portfolio of term customer contracts, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our adjusted EBITDA margins.

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development.  We work toward that vision by defining and measuring our results against strategic priorities.  Our 2013 priorities are threefold:

1.	Execute our High Performance, High Value strategy
Continue to drive execution excellence in our people, internal systems and infrastructure supporting our world class safety, training and development programs, upgrading and consolidating our Nisku operations and leveraging our investments in our Houston and Red Deer Tech Centers.

2.	Execute on existing organic growth opportunities
Remain poised to seize growth opportunities, leveraging our balance sheet strength and flexibility.
Deliver new build rigs to the North American market and upgrade existing drilling rigs to higher specification assets on customer contracts.

Grow High Performance, High Value service lines for unconventional field development, such as integrated directional drilling, coil tubing and rentals.

3.	Build our brand
Uphold our reputation and market breadth in North America while strengthening our presence in select oilfield markets internationally.

The West Texas Intermediate price of oil has remained consistent with the 2012 average while natural gas prices have improved.
Three months ended Mar 31,			Year ended Dec 31,
	2013	2012	2012
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	94.35	102.84	94.13
Natural gas
Canada
AECO (per MMBtu) (Cdn$)	3.20	2.15	2.39
United States
Henry Hub (per MMBtu) (US$)	3.49	2.45	2.75

Summary for the three months ended March 31, 2013:
• Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $130 million and 22% of revenue, compared to $171 million and 27% of revenue in 2012.  Operating earnings were negatively impacted by the decrease in activity in most of our North American based operations compared to the first quarter in 2012.

• General and administrative expenses this quarter were $39 million or $1 million higher than the first quarter of 2012.

• Finance charges were $23 million, an increase of $1 million compared with the first quarter of 2012.

• Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2013 to US$23,991 from the prior year first quarter of US$23,225 in the United States and increased in Canada to $22,299 in the first quarter of 2013 from $21,091 for the first quarter of 2012.  The increase in revenue rates for the first quarter in Canada and the United States in part reflects the dayrates achieved from additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In addition, average dayrates in Canada were higher due to the pass through of increased labour costs, while in the U.S. average dayrates were higher because of the effect of turnkey revenue spread over a lower activity base.  In Canada, for the first quarter of 2013, 39% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 36% in the 2012 comparative period.  In the United States, for the first quarter of 2013, 59% of Precision’s utilization days were generated from rigs working under term contracts compared to 79% in the 2012 comparative period.  Turnkey revenue for the first quarter of 2013 was US$12 million, the same as in the 2012 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $813 in the first quarter of 2013 compared to $819 in the first quarter of 2012.

• Average operating costs per utilization day for drilling rigs increased in the first quarter of 2013 to US$14,813 from the prior year first quarter of US$13,860 in the United States while in Canada costs increased to $9,949 in 2013 from $9,691 in 2012.  The cost increase per day in the United States was primarily due to turnkey and fixed costs spread over a lower activity base.   The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2012 and fixed costs spread over a lower activity base.  Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs in Canada increased to $565 in the first quarter of 2013 as compared to $549 in the first quarter of 2012 primarily due to costs associated with coil tubing.

• Precision realized revenue from directional services of $37 million in the first quarter of 2013 in line with the prior year period.

• Funds provided by operations in the first quarter of 2013 were $145 million, a decrease of $103 million from the prior year comparative quarter of $248 million.  In addition to lower earnings for the quarter compared to last year we paid $71 million in tax in the current quarter compared to $1 million in the prior year period.

• Capital expenditures for the purchase of property, plant and equipment were $131 million in the first quarter, a decrease of $91 million over the same period in 2012.  Capital spending for the first quarter of 2013 included $77 million for expansion capital, $37 million for upgrade capital and $17 million for the maintenance of existing assets and infrastructure spending.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue, and as at April 24, 2013 we have term contracts in place for an average of 55 rigs in Canada, 40 in the United States and 10 internationally for the second quarter of 2013 and an average of 52 rig contracts in Canada, 36 in the United States and 10 internationally for the full year.  In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of well access.  In most regions in the United States and internationally, term contracts normally generate 365 utilization days per rig year.

Drilling Activity
In the United States, our average active rig count in the quarter was 81 rigs, down 22 rigs over the first quarter in 2012 and down 6 rigs over the fourth quarter of 2012.  We currently have 79 rigs active in the United States and expect our rig count in the United States to remain relatively unchanged over the coming months.

In Canada, our average active rig count in the quarter was 123 rigs, down 11 rigs over the first quarter in 2012 and up 34 rigs over the fourth quarter of 2012.    We expect typical seasonal softness through the second quarter in Canada, but in the third quarter expect to benefit from the fleet enhancements made over the past few years when compared to the prior year period.

Internationally, our average active rig count in the quarter was eight rigs, up six over the first quarter in 2012 and in line with the fourth quarter of 2012.  Our active rig count internationally is expected to grow by three rigs over the next two quarters as our two rigs in Kurdistan begin drilling operations and we have an additional rig going to work in Mexico.

Industry Conditions
To date in 2013, drilling activity has been lower in Canada and the United States compared to this time last year.  According to industry sources, as at April 19, 2013, the U.S. active land drilling rig count was down about 11% from the same point last year and the Canadian active land drilling rig count was down about 14%.  Despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting the drilling contractors with a high percentage of Tier 1 assets.

The trend toward oil-directed drilling in North America has continued in 2013.  During the quarter approximately 74% of the Canadian industry’s active rigs and 76% of the U.S. industry’s active rigs were drilling for oil targets, compared to 72% and 64%, respectively at the same time last year.

Capital Spending
We expect capital spending in 2013 to be approximately $533 million, of which $131 million was spent during the first quarter:
•
$237 for expansion capital, which includes the cost to complete the two remaining drilling rigs from the 2012 new build rig program, one new rig build for the North American market, the cost to complete about 50 percent of two new build rigs going to Kuwait, long lead equipment and new equipment for our Completion and Production Services segment.

•
$119 million for upgrade capital, which includes the upgrade of approximately 20 rigs, including the two rigs going to Northern Iraq in the Kurdistan region and to purchase long lead time items for our capital inventory.

•	$177 for sustaining and infrastructure expenditures, which is based on currently anticipated activity levels and some of the cost to consolidate and upgrade our operating facilities.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012	% Change
Revenue:
Contract Drilling Services	496,238	531,066	(6.6)
Completion and Production Services	103,588	111,085	(6.7)
Inter-segment eliminations	(4,106)	(2,085)	96.9
	595,720	640,066	(6.9)

Adjusted EBITDA:(1)
Contract Drilling Services	207,205	227,556	(8.9)
Completion and Production Services	30,115	39,204	(23.2)
Corporate and other	(22,139)	(21,186)	4.5
	215,181	245,574	(12.4)
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	496,238	531,066	(6.6)
Expenses:
Operating	277,046	291,134	(4.8)
General and administrative	11,987	12,376	(3.1)
Adjusted EBITDA (1)	207,205	227,556	(8.9)
Depreciation	73,711	67,335	9.5
Operating earnings(1)	133,494	160,221	(16.7)
Operating earnings as a percentage of revenue	26.9%	30.2%
Drilling rig revenue per utilization day in Canada (Cdn$)	22,299	21,091	5.7
Drilling rig revenue per utilization day in the United States(2)(US$)	23,991	23,225	3.3
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	187	822	192	811
Drilling rig operating days (spud to release)	9,789	43,298	11,042	48,121
Drilling rig operating day utilization	58%	59%	64%	65%
Number of wells drilled	1,055	3,564	872	3,019
Average days per well	9.3	12.1	12.7	15.9
Number of metres drilled (000s)	1,829	7,347	1,619	6,411
Average metres per well	1,734	2,062	1,856	2,124
Average metres per day	187	170	147	133
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarter ended March 31:	81	1,706	104	1,947
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Customer demand for drilling services was down in the first quarter due to economic uncertainty and its impact on drilling budgets. Revenue from Contract Drilling Services was $496 million this quarter or 7% lower than the first quarter of 2012, while adjusted EBITDA of $207 million decreased 9%.  The decreases were mainly because drilling rig utilization was down in both Canada and the U.S. partially offset by growth in our international contract drilling business.

Operating results for our international business improved as we began to realize revenue from increased activity and Middle East start-up costs incurred in the prior year quarter.  On average, we had eight rigs working internationally during the first quarter of 2013 compared with two in the corresponding quarter of 2012. Drilling utilization days in our international operations were 719 days, 289% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2013 were 11,101, a decrease of 10% compared to 2012 while drilling rig utilization days in the United States were 7,278 or 23% lower than the same quarter of 2012.  The declines in activity were primarily due to decreased market demand as customers conserved cash and deferred drilling programs.  The majority of our North America activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day in Canada was up 6% and 3% in the U.S. over 2012. The increase in average dayrates for Canada and the U.S. was the result of improved rig mix and continued demand for Tier 1 assets.  In the U.S. the increase in the average dayrate was primarily driven by turnkey revenue spread over lower activity and idle but contracted rig revenue.

In Canada, 39% of utilization days in the first quarter were generated from rigs under term contract, compared to 36% in the first quarter of 2012.  In the U.S., 59% of utilization days were generated from rigs under term contract as compared to 79% in the first quarter of 2012.  At the end of the quarter we had 58 drilling rigs under contract in Canada,  44 in the U.S. and eight internationally.

Operating costs were 56% of revenue for the quarter, which was one percentage point higher than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  In the U.S., operating costs for the quarter on a per day basis were up from the first quarter in 2012 as a result of higher relative turnkey costs and timing of sales and use and property taxes, partially offset by a reduction in repair and maintenance costs.

Depreciation expense in the quarter was 9% higher than in the first quarter of 2012.  Depreciation was higher, despite a decrease in overall drilling activity, as a result of a greater proportion of operating days from our Tier 1 drilling rigs in 2013 relative to 2012 and depreciation from the growth in directional drilling and international contract drilling.  With the exception of certain PSST drilling rigs and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change
Revenue	103,588	111,085	(6.7)
Expenses:
Operating	68,898	67,537	2.0
General and administrative	4,575	4,344	5.3
Adjusted EBITDA(1)	30,115	39,204	(23.2)
Depreciation	9,245	8,034	15.1
Operating earnings(1)	20,870	31,170	(33.0)
Operating earnings as a percentage of revenue	20.1%	28.1%
Well servicing statistics:
Number of service rigs (end of period)	217	210	3.3
Service rig operating hours	89,392	94,042	(4.9)
Service rig operating hour utilization	46.3%	49.8%
Service rig revenue per operating hour (Cdn$)	813	819	(0.7)
(1)	See “ADDITIONAL GAAP MEASURES”.

Revenue and adjusted EBITDA from Completion and Production Services were both down compared to the first quarter of 2012: revenue was $104 million or 7% lower than the first quarter of 2012; adjusted EBITDA was $30 million or 23% lower than the first quarter of 2012. These declines are mainly because customers reduced spending in response to greater economic uncertainty, which reduced activity across all our service lines.

Well servicing activity in the first quarter was 5% lower than the first quarter of 2012 due to lower industry activity.  Approximately 85% of the first quarter service rig activity was oil related.  Our rental division activity in the first quarter was lower than the first quarter of 2012 mainly due to the amount of surface storage capacity in the Western Canada Sedimentary Basin.

Average service rig revenue per operating hour in the first quarter was $813, or $6 lower than the first quarter of 2012.  Increased coil tubing operations in the current quarter, which operate at higher rates, was offset by a reduction in the service rig rate due to geographic mix.

Operating costs as a percentage of revenue increased to 67% in the first quarter of 2013, from 61% in the first quarter of 2012. Operating costs per service rig operating hour were higher than in the first quarter of 2012 mainly because of the higher cost associated with the new coil tubing operations.

Depreciation in the first quarter of 2013 was 15% higher than the first quarter of 2012 because of the depreciation expense associated with new equipment. We use the straight-line method of calculating depreciation for our completion and production business lines, except for the well servicing division, where we use the unit of production method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our corporate segment is viewed as support functions that provide assistance to more than one segment.  The Corporate and other segment had an adjusted EBITDA loss of $22 million for the first quarter of 2013, in line with the prior year comparative period.

OTHER ITEMS

Net financial charges for the quarter were $23 million, an increase of $1 million from the first quarter of 2012.

We had a foreign exchange gain of $3 million during the first quarter of 2013 due to the weakening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income taxes for the quarter were $18 million, a decrease of $15 million compared to the prior year primarily as a result of reduced operating results and income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down.  We maintain a variable cost structure so we can be responsive to changing competition and demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions.  Term contracts on expansion capital for new build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity
As at March 31, 2013 our liquidity is supported by a cash balance of $95 million, a senior secured credit facility of US$850 million, operating facilities totaling approximately $55 million and a US$25 million secured facility for letters of credit.

At March 31, 2013, including letters of credit, we had approximately $1,314 million outstanding under our secured and unsecured credit facilities and $25 million in unamortized debt issue costs.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	Undrawn, except US$27 million in outstanding letters of credit	General corporate purposes	November 17, 2017
Operating facilities (secured)
$40 million	Undrawn, except $20 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly and we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.6%.

Hedge of investments in U.S. operations
We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.  We recognize the effective amount of this hedge (net of tax) in other comprehensive income.  We recognize ineffective amounts (if any) in earnings.

Average shares outstanding
The following tables reconcile the weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended March 31,
	2013	2012
Weighted average shares outstanding – basic	276,499	276,113
Effect of warrants	9,553	10,529
Effect of share options and other equity compensation plans	934	1,406
Weighted average shares outstanding – diluted	286,986	288,048

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2012			2013
Quarters ended	June 30	September 30	December 31	March 31
Revenue	381,966	484,761	533,948	595,720
Adjusted EBITDA(1)	97,192	151,000	177,026	215,181
Net earnings (loss):	18,261	39,357	(116,339)	93,313
Per basic share	0.07	0.14	(0.42)	0.34
Per diluted share	0.06	0.14	(0.42)	0.33
Funds provided by operations(1)	62,373	146,124	142,576	144,682
Cash provided by operations	275,346	61,183	136,317	62,948
Dividends per share	-	-	0.05	0.05

	2011			2012
Quarters ended	June 30	September 30	December 31	March 31
Revenue	345,325	492,944	587,408	640,066
Adjusted EBITDA(1)	92,566	186,248	229,839	245,574
Net earnings:	16,403	83,468	28,046	111,081
Per basic share	0.06	0.30	0.10	0.40
Per diluted share	0.06	0.29	0.10	0.39
Funds provided by operations(1)	70,766	73,182	256,103	247,739
Cash provided by operations	176,312	20,281	218,857	162,440

(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Interim Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Interim Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

Filing of Amended New By-Law No.1
Precision also announces that, following discussions with Institutional Shareholder Services ("ISS") regarding the advanced notice provisions in the new by-law no. 1 of the Corporation which has been filed on SEDAR and is subject to the approval of Precision's shareholders at the upcoming annual and special meeting of shareholders to be held on May 8, 2013, Precision has amended these provisions to meet ISS's standards. The amended new by-law no. 1 has been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and available on Precision's website (www.precisiondrilling.com). Shareholders can also request a copy from Precision's Corporate Secretary.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:  payment of a second quarter dividend; Precision believes the Northern U.S. markets segment will continue to provide growth for Precision as its High Performance capabilities combined with its cold weather experience offers a unique value proposition for its customers; in Precision's international business, Precision is on track to increase the rig count by five rigs over the next twelve months; while customer spending has been restrained during the first quarter, continued strength in commodity prices should lead to improving activity as the year continues; Precision believes in the long-term positive fundamentals of the North American unconventional oil and gas market; oil development presents compelling economics that will improve as transportation differentials get resolved; with natural gas, Precision is encouraged that the North American market is moving closer to a balanced state, yet an increase in drilling activity may still be some time away; in Canada, Precision believes political willpower and large capital investments will eventually lead to LNG exports; it is possible that new build rigs will be added to the Canadian fleet later this year as the ramp-up for LNG exports will likely need to begin soon; Precision's 2013 priorities are executing its High Performance, High Value strategy, executing on existing organic growth opportunities and building its brand; Precision expects its rig count in the United States to remain relatively unchanged over the coming months; Precision expects typical seasonal softness through the second quarter in Canada, but in the third quarter expects to benefit from the fleet enhancements made over the past few years when compared to the prior year period; Precision's active rig count internationally is expected to grow by three rigs over the next two quarters as its two rigs in Kurdistan begin drilling operations and Precision has an additional rig going to work in Mexico; the amount and use of planned capital expenditures; and approval of the new by-law no. 1 of Corporation at the upcoming annual and special meeting of shareholders.

These forward‐looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in its businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward‐looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‐looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward‐looking information and statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2013	2012

ASSETS
Current assets:
Cash	$94,837	$152,768
Accounts receivable	567,088	509,547
Inventory	12,030	13,787
Total current assets	673,955	676,102
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,323,750	3,242,929
Intangibles	5,290	6,101
Goodwill	311,096	310,552
Total non-current assets	3,704,715	3,624,161
Total assets	$4,378,670	$4,300,263

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$345,779	$333,893
Income tax payable	11,096	64,188
Total current liabilities	356,875	398,081

Non-current liabilities:
Share based compensation	6,892	8,676
Provisions and other	19,829	17,818
Long-term debt	1,241,154	1,218,796
Deferred tax liabilities	490,338	485,592
Total non-current liabilities	1,758,213	1,730,882

Shareholders' equity:
Shareholders' capital	2,252,711	2,251,982
Contributed surplus	26,154	24,474
Retained earnings (deficit)	34,867	(44,621)
Accumulated other comprehensive loss	(50,150)	(60,535)
Total shareholders' equity	2,263,582	2,171,300
Total liabilities and shareholders' equity	$4,378,670	$4,300,263

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollar, except per share amounts)	2013	2012

Revenue	$595,720	$640,066

Expenses:
Operating	341,838	356,586
General and administrative	38,701	37,906
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	215,181	245,574
Depreciation and amortization	84,893	74,824
Operating earnings	130,288	170,750
Foreign exchange	(3,294)	5,367
Finance charges	22,559	21,920
Earnings before tax	111,023	143,463
Income taxes:
Current	18,095	22,839
Deferred	(385)	9,543
	17,710	32,382

Net earnings	$93,313	$111,081
Net earnings per share:
Basic	$0.34	$0.40
Diluted	$0.33	$0.39

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012
Net earnings	$93,313	$111,081
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	32,120	(25,024)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(21,735)	18,795
Comprehensive income	$103,698	$104,852

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012
Cash provided by (used in):
Operations:
Net earnings	$93,313	$111,081
Adjustments for:
Long-term compensation plans	6,517	9,451
Depreciation and amortization	84,893	74,824
Foreign exchange	(3,302)	5,552
Finance charges	22,559	21,920
Income taxes	17,710	32,382
Other	938	171
Income taxes paid	(70,679)	(810)
Income taxes recovered	–	36
Interest paid	(7,493)	(7,260)
Interest received	226	392
Funds provided by operations	144,682	247,739
Changes in non-cash working capital balances	(81,734)	(85,299)
	62,948	162,440
Investments:
Purchase of property, plant and equipment	(130,605)	(221,683)
Proceeds on sale of property, plant and equipment	2,538	5,079
Changes in non-cash working capital balances	15,741	(38,111)
	(112,326)	(254,715)
Financing:
Dividends paid	(13,825)	–
Issuance of common shares on the exercise of options	480	1,172
	(13,345)	1,172

Effect of exchange rate changes on cash and cash equivalents	4,792	(6,729)
Decrease in cash and cash equivalents	(57,931)	(97,832)
Cash and cash equivalents, beginning of period	152,768	467,476
Cash and cash equivalents, end of period	$94,837	$369,644

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	93,313	93,313
Other comprehensive income for the period	–	–	10,385	–	10,385
Dividends	–	–	–	(13,825)	(13,825)
Share options exercised	729	(249)	–	–	480
Share based compensation expense	–	1,929	–	–	1,929
Balance at March 31, 2013	$2,252,711	$26,154	$(50,150)	$34,867	$2,263,582

(Stated in thousands of Canadian dollars)
	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	111,081	111,081
Other comprehensive income for the period	–	–	(6,229)	–	(6,229)
Share options exercised	1,713	(541)	–	–	1,172
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	2,231	–	–	2,231
Balance at March 31, 2012	$2,250,160	$19,862	$(57,091)	$27,921	$2,240,852

FIRST QUARTER 2013 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, April 25, 2013.

The conference call dial in numbers are 1-877-240-9772 or 416-340-8527.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until May 2, 2013 by dialing 1-800-408-3053 or 905-694-9451, pass code 7578848.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com